SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG GeoSoftware Releases Major New Technology

Innovation across full portfolio reduces E&P risks

Paris, France – June 1, 2015

CGG announced today that its GeoSoftware Business Line is launching major releases across its full product portfolio. Focused on technology innovation, workflow integration and ease of use across all application suites, Jason 9.0, Hampson-Russell HRS 10.0 and Insight Earth 3.0 enable oil and gas companies to better understand and characterize the Earth’s subsurface.

Now, more than ever, geoscience software users are required to resolve increasingly complex E&P challenges with fewer resources and progressively more involved applications and workflows. The new capabilities from GeoSoftware provide high-end, integrated and easy-to-use technologies that effectively address these challenges and deliver new insights that reduce the risks associated with exploration and production.

From dip-guided auto tracking, anisotropic inversion, stochastic inversion and rock physics to pore pressure, Nuclear Magnetic Resonance (NMR) and formation testing analysis, the new technologies from GeoSoftware rapidly deliver answers for conventional and unconventional reservoirs. Integration with third-party industry software platforms and across high-end GeoSoftware workflows enables users to better characterize prospects and understand reservoir properties and how they evolve over the life of the field.

Sophie Zurquiyah, Senior Executive Vice President, Geology, Geophysics & Reservoir, CGG, said: “We continue to focus on meeting our clients’ needs with user-friendly sophisticated technologies that seamlessly plug in to their preferred workflows. These coordinated software releases are a significant milestone for CGG GeoSoftware with HRS 10.0, Jason 9.0 and Insight Earth 3.0 substantially advancing our clients’ ability to accurately characterize the subsurface and extract the greatest value from existing software environments and investments. Together with our GeoConsulting expertise and Subsurface Imaging excellence, the new releases from GeoSoftware continue to advance CGG as the leading provider of integrated geoscience solutions that reduce the risks and costs associated with exploration, development and production.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations

Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 1st, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO